Exhibit (a)(1)(v)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated June 10, 2024, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Class A Common Stock of

OVERSEAS SHIPHOLDING GROUP, INC.

a Delaware corporation

at

AN OFFER PRICE OF $8.50 PER SHARE IN CASH

Pursuant to the Offer to Purchase

Dated June 10, 2024

by

SEAHAWK MERGECO., INC.,

a wholly owned subsidiary of

SALTCHUK RESOURCES, INC.

Seahawk MergeCo., Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), is offering to purchase (the “Offer”) all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Overseas Shipholding Group, Inc., a Delaware corporation (“OSG”), for $8.50 per Share in cash (the “Offer Price”) upon the terms and subject to the conditions described in the Offer to Purchase dated June 10, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Subject to the terms of the Agreement and Plan of Merger, dated as of May 19, 2024, by and among OSG, Parent and Purchaser (together with any amendments or supplements thereto, the “Merger Agreement”), the Offer Price will be paid subject to any applicable tax withholding and without interest. Stockholders who hold their Shares through a broker, dealer, commercial bank or other nominee should consult with such institution as to whether it charges any service charges or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON JULY 9, 2024 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or, to the extent permitted, waiver of certain conditions, Purchaser will be merged with and into OSG, with OSG being the surviving corporation and a wholly owned subsidiary of Parent after such merger (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). At the effective time of the Merger, each outstanding Share (other than (a) any Shares held by OSG in treasury, (b) any Shares held by Parent, Purchaser or any other wholly-owned subsidiary of Parent, (c) any Shares irrevocably accepted for purchase by Purchaser in the Offer and (d) Shares owned by any of the stockholders of OSG who are entitled to, and who properly demand, appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”) and have not validly revoked such demand) will, by virtue of the Merger, be cancelled and converted into the right to receive an amount equal to the Offer Price, subject to any applicable tax withholding and without interest. Upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting, vote or any further action of OSG’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. As a result of the Merger, OSG will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

Purchaser’s obligation to accept for payment Shares tendered in the Offer (the time of such acceptance, the “Offer Acceptance Time”) is subject to conditions, including: (i) that the number of Shares validly tendered and not validly withdrawn prior to the expiration of the Offer (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (within the meaning of Section 251(h) of the DGCL)), together with any Shares owned by Parent, Purchaser, or any of their respective affiliates, equals at least one (1) Share more than a majority of all issued and outstanding Shares as of the expiration of the Offer, other than any Shares held by OSG in treasury as of, or acquired by OSG prior to, the expiration of the Offer (the “Minimum Condition”), (ii) the accuracy of OSG’s representations and warranties contained in the Merger Agreement (subject to certain exceptions and qualifications described in the Merger Agreement and the Offer to Purchase), (iii) OSG’s performance in all material respects of its obligations under the Merger Agreement, (iv) the expiration of the waiting period, and any extensions thereof, applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder and (v) the other conditions set forth in Annex I to the Merger Agreement (collectively, the “Offer Conditions”). The obligations of Parent and Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition. Purchaser and Parent reserve the right to waive certain of the conditions to the Offer in their sole discretion; provided that they may not waive the Minimum Condition other than with the prior written consent of OSG.

The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and ultimately own the entire equity interest in, OSG. Following the consummation of the Offer, Purchaser intends to effect the Merger pursuant to Section 251(h) of the DGCL as promptly as practicable, subject to the satisfaction of certain conditions. If the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of OSG’s stockholders will be required to adopt the Merger Agreement or consummate the Merger.

After careful consideration, the members of the board of directors of OSG (the “OSG Board”) have unanimously: (i) determined that the terms of the Merger Agreement and all agreements and documents related thereto and contemplated thereby are fair to and in the best interests of OSG and OSG’s stockholders; (ii) declared that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable; (iii) approved and adopted the Merger Agreement and the Transactions, including the Merger and the Offer, in accordance with the DGCL; (iv) directed that the Merger be effected and governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following the Offer Acceptance Time; (v) recommended that the stockholders of OSG accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (vi) authorized and approved the execution, delivery and performance by OSG of the Merger Agreement and the consummation of the Transactions.

Descriptions of the reasons for the OSG Board’s recommendation and approval of the Offer are set forth in OSG’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to OSG’s stockholders together with the Offer materials (including the Offer to Purchase and the related Letter of Transmittal). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Recommendations of the Company Board” and “Background and Reasons for the Company Board’s Recommendation.”

The Merger Agreement provides that, subject to the parties’ termination rights under the Merger Agreement, (A) (i) if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied, and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, then Purchaser may, in its discretion, and without the consent of OSG or any other person, extend the Offer on up to two (2) occasions, for an additional period of up to ten (10) business days (determined as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) per extension (or such longer period as the parties may mutually agree to in writing), to permit such Offer Condition to be satisfied, and (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for the minimum period required by any law, any interpretation or position of the Securities and Exchange Commission or the staff thereof or any rules and regulations of the New York Stock Exchange applicable to the Offer, and (B) if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, OSG may require Purchaser to extend the Offer on one or more occasions, for an additional period of up to ten (10) business days (as determined as set forth in Rule 14d-1(g)(3) under the Exchange Act) per extension (or such longer period as the parties may mutually agree in writing), to permit such Offer Condition to be satisfied; provided, that (x) in no event will Purchaser be required to extend the Offer beyond the valid termination of the Merger Agreement or beyond February 19, 2025 and (y) in the event that the Minimum Condition is the only Offer Condition not satisfied or waived (other than the Offer Conditions that by their nature are only satisfied as of the Offer Acceptance Time), OSG may not require Purchaser to extend the Offer on more than five (5) such occasions of ten (10) business days each.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m. Eastern Time on the next business day after the day on which the Offer was previously scheduled to expire in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d) and 14e-1(d) under the Exchange Act.

For purposes of the Offer, if and when Purchaser gives oral or written notice to Computershare Inc. and Computershare Trust Company, N.A., the joint depositary and paying agent for the Offer (the “Depositary and Paying Agent”) of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price (subject to any applicable withholding tax) therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Purchaser will pay for Shares tendered (and not validly withdrawn) pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of: (i) the certificates evidencing such Shares (the “Share Certificates”) or a timely confirmation of the book-entry transfer of such Shares (the “Book-Entry Confirmations”) into the Depositary and Paying Agent’s account at The Depository Trust Company pursuant to the procedures set forth in “Tender Offer—Section 3. Procedures for Tendering Shares” of the Offer to Purchase; (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal); and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary and Paying Agent. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates or Book-Entry Confirmations, as the case may be, with respect to Shares, and other documents described above are actually received by the Depositary and Paying Agent.

Tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the expiration of the Offer (i.e., at any time prior to one minute after 11:59 p.m. Eastern Time on July 9, 2024), or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after August 9, 2024, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The receipt of the Offer Price in exchange for Shares pursuant to the Offer or the Merger will, depending on the particular circumstances of each holder of Shares, generally be a taxable transaction for U.S. federal income tax purposes. For a summary of certain U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Holders of Shares should consult their own tax advisors regarding the particular tax consequences of the Offer and the Merger in light of their particular circumstances, including the application and effect of any U.S. federal, state, local and non-U.S. tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase, the related Letter of Transmittal and the other exhibits to the Schedule TO, and OSG’s Schedule 14D-9, contain important information and all documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to Georgeson LLC (the “Information Agent”) at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: (866) 643-6206

June 10, 2024